UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

Amounted to Ch $7,849 million (US$14.6 million):

D&S’s profits increased by 74.1% during third quarter of 2006

Santiago, October 30, 2006.– D&S’s net profit amounted to Ch$7,849 million (US$14.6 million) for the third quarter of 2006, representing an increase of 74.1% over results for the same period of the previous year.

          Miguel Núñez, the Company’s CFO, remarked  “This increase is mainly attributable to the improvement in gross margin as well as to the reduction in the expenses margin, together with a 44.4% growth in revenues from the financial services division”.

          Consolidated net revenues totaled Ch$427,730 million (US$796.5 million), which represents a 5.4% increase compared to Ch$405,737 million (US$755.5 million) obtained in the same period of 2005.

          D&S’s Financial Services division generated revenues for Ch$22,872 million (US$42.6 million) during the period July-September, explained by the 32.2% increase in outstanding credit receivables and greater use of the PRESTO card.

          D&S’s real estate division SAITEC contributed with revenues for Ch$4,720 million (US$8,8 million) during the third quarter of 2006.

          The above resulted in a 34.2% increase in the Company’s operating profit, which amounted to Ch$15,609 million (US$29.1 million).

          Additionally, gross profit for this period July-September increased by 7.4% to Ch$119,299 million (US$222.1 million), compared to the same quarter in 2005.

          The Company’s EBITDA for this period increased by 13.6% reaching Ch$26,681 million (US$53.4 million) equivalent to a 6.7% of revenues.

          As of September 30 of the current year, D&S’s total selling area increased by 10.5% due to the opening of 19 stores during the last 12 months, located both in the Metropolitan Region as in regions outside Santiago. These openings fall in the scope of the Company’s expansion program which considers investments for US$800 million for the 4 year period 2006-2009. D&S’s  area as of today totals 451,726 square meters.

          D&S currently has 33 hypermarkets, 27 compact hypermarkets , 39 supermarkets, 70 pharmacy stores and 7 shopping centers.

For further information please contact:
Miguel Núñez, CFO, mnunez@dys.cl or mnunez@dyscorp.cl
Phone: (56-2) 484-7754

Loreto Bradford, IRO, lbradford@dys.cl
Phone: (56-2) 484-7757

Roberto Vergara, IR, rvergara@dys.cl
Phone: (56-2) 484-7764

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 30, 2006